

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 28, 2007

via U.S. mail and facsimile

Mr. Raymond J. Seabrook
Executive Vice President and Chief Financial Officer
Ball Corporation
10 Longs Peak Drive, P.O. Box 5000
Broomfield, CO 80021-2510

> **RE: Ball Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 22, 2007**
> **Form 10-Q for the Quarterly Period ended July 1, 2007**
> **Filed August 1, 2007**
> **Form 10-Q for the Quarterly Period ended September 30, 2007**
> **Filed November 7, 2007**
> **File No. 001-07349**

Dear Mr. Seabrook:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

3. Acquisitions, Alcan Packaging, page 51

1. We note your reference to third party experts and an independent valuation firm to assess the value of assets acquired in your acquisitions. While you are not

required to make reference to these outside consulting services, when you do, you must also disclose the name of the outside consulting service. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the outside consulting service. Refer to Section 436(b) of Regulation C.

4. Business Consolidation Activities, page 52

2. With regard to your 2006 business consolidation activities, please revise future filings to include all of the disclosures required by paragraph 20 of SFAS 146 and SAB Topic 5P4. Specifically, discuss the likely effects of management's plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur. Your disclosure should also identify the periods in which material cash outlays are anticipated, future restructuring or impairment charges, the expected source of their funding and expected completion date.

Form 10-Q for the Quarterly Period ended July 1, 2007

3. We note the disclosures in the last paragraph on Page 4. Please revise your Consolidated Statement of Shareholders' Equity and Comprehensive Earnings in future filings to show the effect of the adoption of SFAS 158 as an adjustment of the ending balance of accumulated other comprehensive income in 2006 as required by paragraph 16 of SFAS 158. Also revise page 73 of your 10-K in future filings, as appropriate

Form 10-Q for the Quarterly Period ended September 30, 2007

5. Legal Settlement, Property Insurance Gain and Business Consolidation Activities, page 9

4. Tell us why you classified the legal settlement of $85.6 million as a reduction of net sales rather than as an operating expense.   Refer to Rule 5-03 of Regulation S-X.

5. We note the $85.6 million settlement with Miller Brewing Company. We further note that this amount is 156% and 26% of earnings before taxes for the three months ended and nine months ended September 30, 2007, respectively. Please provide us with a detailed description of the underlying issues, including the origin and issues in dispute. Provide us with a timeline explaining to us the events and considerations you made to settle this matter.

Consolidated Sales and Earnings, page 22

6. In future filings, please expand your discussion of results of operations to quantify the material fluctuations within your segments. For example, we note the following:

- In your discussion of sales fluctuations for Metal Beverage Packaging, Europe/Asia, you disclose that segment sales were higher than in the prior period due largely to strong demand, market growth, higher sales volumes, higher pricing and the strength of the euro. You further disclose that offsetting these favorable trends was colder and wetter than normal summer weather in many parts of Europe.
- In your discussion of Plastic Packaging, Americas, you disclose segment sales were down 3% compared to the third quarter of 2006, and 11% higher than the first nine months of 2006. Your disclosure states the segment sales increase in the first nine months of 2007 was related to the March 2006 Alcan acquisition and the inclusion of the acquired U.S. Can plastic pail business, as well as higher PET sales volumes and prices compared to 2006. You further disclose the segment sales decrease in the third quarter of 2007 was attributable to lower bottle volumes, partially offset by higher prices on existing business lines due to the pass through of resin cost increases.

These are illustrative examples and are not comprehensive. Please refer to SEC Release 33-8350, *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* and revise your discussion throughout to provide greater depth of analysis, and wherever possible, quantify the impact of individual factors.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edward Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3765, if you have any questions regarding legal or disclosure matters. Please contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant